

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Jorge Bustos
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES FIRST QUARTER 2004 VOLUMES

(Santiago, Chile, April 8, 2004) -- CCU (NYSE: CU) reported today preliminary first quarter 2004 consolidated volumes.
The preliminary volume breakout by segment in hectoliters is as follows:

	First Quarter 2004	
Chile:	Volume	Change
Beer	1,129,748	0.2%
Soft Drinks	868,906	4.5%
Nectars	83,017	17.2%
Mineral Waters	250,154	4.7%
Wine - Domestic	102,458	3.3%
Wine - Export[1]	80,228	14.0%
Total Chile[2]	**2,514,509**	**3.1%**
Argentina:		
Beer	608,333	16.7%
Wine[1]	3,973	-67.2%
Total Argentina	**612,307**	**14.8%**
TOTAL	**3,126,816**	**5.2%**

CCU plans to release its consolidated first quarter results by the first week of May.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer and the third player in the pisco business and recently entered the confectionery industry. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Companies Inc., PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Watt's Alimentos S.A. For more information, visit www.ccu-sa.com.

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[1] It does not include bulk wine exports.
[2] It does not include pisco and confectionary sales volume.